SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of_____June_____, 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐   Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SHELL CANADA LIMITED
	Registrant
Date: June 23, 2005	
	By: "S.A. FISH"
	(Signature)
	S.A. FISH, Vice President
	(Name and Title)
	By: "S.L. COSMESCU"
	(Signature)
	S.L. COSMESCU, Assistant Secretary
	(Name and Title)

Shell Canada Limited Shell Canada Limitée

NEWS RELEASE • COMMUNIQUÉ

FOR IMMEDIATE RELEASE
THURSDAY, JUNE 23, 2005

Shell Canada acquires significant land position in British Columbia

Calgary, Alberta - Shell Canada announced today that it has acquired approximately 58,000 acres of land in northeastern British Columbia offering exploration and development prospects in the deep basin area.

The lands were acquired in today's B.C. land sale for a total price of $85 million, providing Shell Canada a 100 per cent interest in 12 parcels. In 2004, Shell established an initial land position to the east of this area in Alberta and drilled four wells. Drilling on the newly acquired lands is planned for next winter.

Ian Kilgour, Senior Vice President of Exploration and Production, Shell Canada said, "Shell Canada sees the foothills portion of the deep basin as an exciting opportunity to exploit its core technical strengths in deep structured plays. This additional land doubles our basin-centred gas landholdings and gives us a platform to step up our exploration and development efforts in this area. Building a strong position in the deep basin is in line with Shell's strategy to expand its Western Canada gas production".

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For further information contact:

Investor Inquiries:
Jim Fahner
Manager, Investor Relations
(403) 691-2175

Media Inquiries:
Jeff Mann
Manager, Public Affairs (E&P)
(403) 691-4189

Visit Shell's web site: www.shell.ca